List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 - 30 September 2008

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (01 September 2008)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Rose, Walsh and those persons discharging managerial responsibility inform the Company of their interests therein. Mr G Williams informs the Company of his beneficial interests.
(16 September 2008)

Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (02 September 2008)	Announcement Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited to satisfy grants made under employee share plans. (16 September 2008)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (03 September 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (17 September 2008)

Announcement Mr Morgan informs the Company of his beneficial interests. (03 September 2008)	Announcement Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited to satisfy grants made under employee share plans. (17 September 2008)

Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (03 September 2008)	Announcement Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited to satisfy grants made under employee share plans. (18 September 2008)

Announcement
Company notified of transactions in respect of the Total Shareholder Return Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein.
(04 September 2008)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (19 September 2008)

Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (04 September 2008)	Announcement Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited to satisfy grants made under employee share plans. (19 September 2008)

Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (05 September 2008)	Announcement Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited to satisfy grants made under employee share plans. (22 September 2008)

Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (08 September 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (22 September 2008)

Announcement Mr PS Walsh informs the Company of his beneficial interests. (09 September 2008)	Announcement Company announces publication of prospectus. (23 September 2008)

Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (09 September 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (23 September 2008)

Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Rose, Walsh and those persons discharging managerial responsibility inform the Company of their interests therein. Dr FB Humer and Mr Stitzer inform the Company of their beneficial interests.
(10 September 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (24 September 2008)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (10 September 2008)	Announcement Company announces Executive Committee change. (25 September 2008)

Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (10 September 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (25 September 2008)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (12 September 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (29 September 2008)

Announcement Company announces that the Annual Report and Summary Review have been lodged with the UK Listing Authority. (15 September 2008)	Announcement Company announces total voting rights. (30 September 2008)

Announcement Company announces that the 20F has been filed with the SEC. (15 September 2008)

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

Date 14 October 2008	By /s/S Arsenić
Name: S Arsenić
Title: Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:52 01-Sep-08
Number	4852C16

RNS Number : 4852C
Diageo PLC
01 September 2008

Diageo plc
01 September 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 250,000 ordinary shares at a price of 1,005.40 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:47 02-Sep-08
Number	5857C16

RNS Number : 5857C
Diageo PLC
02 September 2008

Diageo plc
02 September 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 130,000 ordinary shares at a price of 1,033.1 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:10 03-Sep-08
Number	81409-16ED

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 14,301 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.

Following this release, the Company holds 248,154,388 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,516,979,583.

3 September 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:18 03-Sep-08
Number	81516-4FEB

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that it received notification on 2 September 2008 from Mr A Morgan, a Person Discharging Managerial Responsibilities, that he had exercised the following options over Ordinary Shares of 28 101/108 pence each in the Company ('Ordinary Shares') under the Company's Senior Executive Share Option Plan, on 2 September 2008:

Grant Date	No of Ordinary Shares	Grant price per Ordinary granted Share

13 September 2000	5,110	£5.87

12 September 2001	137,555	£6.87

11 September 2002	141,625	£7.59

Mr Morgan subsequently sold 277,182 Ordinary Shares, on 2 September 2008, at a price per share of £10.05, and retains beneficial ownership of the balance of 7,108 Ordinary Shares.

As a result of the above, Mr Morgan's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's employee benefit trusts) is now 159,059.

3 September 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:50 03-Sep-08
Number	6921C16

RNS Number : 6921C
Diageo PLC
03 September 2008

Diageo plc
03 September 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 300,000 ordinary shares at a price of 1,025.4 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	11:06 04-Sep-08
Number	81101-0308

TO: Regulatory Information Service PR Newswire

RE: PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that on 4 September 2008 it received the following notifications from the trustee of the Diageo Employee Benefit Trust (the 'Employee Benefit Trust') as detailed below. The Employee Benefit Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries and operates primarily in conjunction with the Company's Long Term Incentive Plan, now called the Total Shareholder Return Plan (the 'Plan'), approved by shareholders on 11 August 1998.

a) Appleby Trust (Jersey) Limited, as trustee of the Employee Benefit Trust (the 'Trustee'), had, on 3 September 2008, released ordinary shares of 28 101/108 pence of the Company ('Ordinary Shares') to participants under the Plan at a level of 35% as follows:

Date of Transaction	No. of Ordinary Shares

03.08.2008	414,991

including Ordinary Shares and American Depositary Shares ('ADSs') transferred to directors and Persons Discharging Managerial Responsibility ('PDMR'), receiving awards released under the Plan, as follows:

Name of Director	No. of Ordinary Shares

NC Rose	53,982

PS Walsh	117,200

Name of PDMR	No. of Ordinary Shares

SR Fletcher	27,133

JND Grover	22,374

A Morgan	29,122

JC Pollaers	5,204

G Williams	24,363

No. of ADSs*

RM Malcolm	6,536

I Menezes	10,252

T Proctor	8,228

The awards were made on 2 September 2005. The balance of each award has lapsed.

b) the Trustee had, on 3 September 2008, made the following sale of Ordinary Shares and ADSs to meet the requirement to reimburse the Company for PAYE tax and National Insurance/social security liabilities on awards released under the Plan:

Date of Transaction	No. Ordinary Shares Sold	Sale Price of Ordinary Shares

03.08.2008	124,145	£10.24

	No. ADSs Sold	Sale Price of ADSs

03.08.2008	10,902	$73.30

including Ordinary Shares and ADSs sold on behalf of directors and PDMRs, as follows:

Name of Director	No. Ordinary Shares Sold	Sale Price of Ordinary Shares

NC Rose	22,133	£10.24

PS Walsh	48,052	£10.24

Name of PDMR

SR Fletcher	11,125	£10.24

JND Grover	9,174	£10.24

A Morgan	11,941	£10.24

G Williams	9,989	£10.24

	No. ADSs Sold	Sale Price of ADSs

RM Malcolm	2,710	$73.30

I Menezes	4,250	$73.30

T Proctor	3,448	$73.30

As a result of the above release of awards the interests of directors and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

NC Rose	435,405

PS Walsh	713,373

Name of PDMR	Number of Ordinary Shares

SR Fletcher	151,532

JND Grover	195,976

I Menezes	318,886	(of which 201,880 are held in the form of ADS)

A Morgan	176,240

JC Pollaers	54,855

G Williams	243,144	(of which 5,812 are held in the form of ADS)

	No. of ADSs

RM Malcolm	23,827

T Proctor	37,954	**

*1 ADS is the equivalent of 4 Ordinary Shares.

**the Company received notification on 26 August 2008 that the interests of Mr T Proctor, a PDMR, have been reduced by 476 ADSs as a result of a correction in the Company's historical records.

4 September 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:51 04-Sep-08
Number	7901C16

RNS Number : 7901C
Diageo PLC
04 September 2008

Diageo plc
04 September 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 350,000 ordinary shares at a price of 1,023.99 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:53 05-Sep-08
Number	8884C16

RNS Number : 8884C
Diageo PLC
05 September 2008

Diageo plc
05 September 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 325,000 ordinary shares at a price of 1,013.51 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:53 08-Sep-08
Number	9809C16

RNS Number : 9809C
Diageo PLC
08 September 2008

Diageo plc
08 September 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 75,000 ordinary shares at a price of 1,029.37 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:29 09-Sep-08
Number	81226-C772

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that it received notification on 9 September 2008, that Mr PS Walsh, a director, had exercised options on 9 September 2008 over 100,000 Ordinary Shares of 28 101/108 pence each in the Company ('Ordinary Shares') granted on 11 October 2002 at a price per share of £7.59 under the Company's Senior Executive Share Option Plan. Mr Walsh subsequently sold 95,000 Ordinary Shares, on 9 September 2008, at a price per share of £10.50.

Mr Walsh retains beneficial ownership of the balance of 5,000 Ordinary Shares.

As a result of the above, Mr Walsh's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's employee benefit trusts) has increased to 718,373.

P D Tunnacliffe

Company Secretary

9 September 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:39 09-Sep-08
Number	0769D16

RNS Number : 0769D
Diageo PLC
09 September 2008

Diageo plc
09 September 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 200,000 ordinary shares at a price of 1,059.40 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:25 10-Sep-08
Number	81424-7ABC

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that:

1. it received notification on 10 September 2008 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares') under the Diageo Share Incentive Plan (the 'Plan'), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10 September 2008 under the Plan, by Diageo Share Ownership Trustees Limited (the 'Trustee'):

Name of Director	Number of Ordinary Shares

N C Rose	18

P S Walsh	18

(ii) the following 'Persons Discharging Managerial Responsibilities' ('PDMR') were allocated Ordinary Shares on 10 September 2008 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

S Fletcher	18

J Grover	18

A Morgan	18

G Williams	18

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ('Sharepurchase') and those awarded to the employee by the Company ('Sharematch') on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £10.34.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch
Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. it received notification on 10 September 2008 from Dr F B Humer, a director of the Company, that he has purchased 768 Ordinary Shares on 10 September 2008 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr F B Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £10.34.

3. it received notification on 10 September 2008 from Mr H T Stitzer, a director of the Company, that he has purchased 96 Ordinary Shares on 10 September 2008 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director's fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £10.34.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr F B Humer	5,069

N C Rose	435,423

H T Stitzer	5,662

P S Walsh	718,391

Name of PDMR	Number of Ordinary Shares

S Fletcher	151,550

J Grover	195,994

A Morgan	176,258

G Williams	243,162	(of which 5,812 are held in the form of ADS*)

P D Tunnacliffe

Company Secretary

10 September 2008

*1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:27 10-Sep-08
Number	81426-AE7C

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 3,089 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.

Following this release, the Company holds 248,151,299 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,515,732,672.

10 September 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:58 10-Sep-08
Number	1765D16

RNS Number : 1765D
Diageo PLC
10 September 2008

Diageo plc
10 September 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 225,000 ordinary shares at a price of 1,036.98 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	11:56 12-Sep-08
Number	81154-C127

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 4,483 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.

Following this release, the Company holds 248,146,816 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,515,512,155.

12 September 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Annual Report and Accounts
Released	16:27 15-Sep-08
Number	81626-C0F8

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 9 PARAGRAPH 9.6.1 OF

THE LISTING RULES

and

PARAGRAPH 6.1.2 OF THE DISCLOSURE AND TRANSPARENCY RULES

Diageo plc (the 'Company') announces that in accordance with paragraph 9.6.1 of the Listing Rules, two original copies of the Annual Report and Summary Review for the year ended 30 June 2008 have been lodged today with the UK Listing Authority for publication through the Document Viewing Facility, together with the following documents:

* Notice of 2008 Annual General Meeting

* Form of Proxy/Letter of Direction/Electronic Communications card; and

* Corporate Citizenship Report 2008 request card

Shareholder documents can be accessed on the Company's website, at www.diageo.com

The Company further announces that in accordance with paragraph 6.1.2 of the Disclosure and Transparency Rules, two copies of its Articles of Association showing the amendments to be proposed at the Company's forthcoming Annual General Meeting on 15 October 2008 have been lodged today with the UK Listing Authority for publication through the Document Viewing Facility.

P D Tunnacliffe

Company Secretary

15 September 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	20-F Filing
Released	17:26 15-Sep-08
Number	4880D17

RNS Number : 4880D
Diageo PLC
15 September 2008

Diageo PLC - 20-F Filing

Diageo PLC
15 September 2008

Diageo files Annual Report for the year ended 30 June 2008 with US Securities and Exchange Commission

Diageo, the world's leading premium drinks business, announced today that it has filed its annual report for the fiscal year ended 30 June 2008 on Form 20-F with the United States Securities and Exchange Commission (SEC). Diageo's Form 20-F filing is available on Diageo's website at www.diageo.com or on the SEC's website at www.sec.gov. Shareholders may also receive a hard copy of the complete audited financial statements free of charge upon request.

-Ends-

For further information:

Investor relations
Darren Jones
Darren.s.jones@diageo.com
+44 (0)20 7927 4223

Media relations
James Crampton
James.crampton@diageo.com
+44 (0)20 7927 4613

For hard copies of the Form 20-F:

Company Secretarial, Diageo plc, 8 Henrietta Place, London W1G 0NB. +44 (0) 207 927 5200.

Notes to the editor:

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, wine and beer categories. Diageo's brands include Smirnoff, Johnnie Walker, Guinness, Baileys, J&B, Captain Morgan, Jose Cuervo, Tanqueray, Crown Royal, Beaulieu Vineyard and Sterling Vineyards wines, and Bushmills Irish whiskey. Trading in about 180 markets around the world, Diageo is a global company listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information, please visit www.diageo.com.

This information is provided by RNS, the company news service from the London Stock Exchange.

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:10 16-Sep-08
Number	81509-BE41

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that:

1. the directors and Persons Discharging Managerial Responsibilities ('PDMR') shown below, together with other eligible employees, were today awarded ordinary shares of 28 101/108 pence ('Ordinary Shares') under the Diageo Share Incentive Plan (the 'Plan'), an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries:

Name of Director	No. of Ordinary Shares

N C Rose	289

P S Walsh	289

Name of PDMR

S Fletcher	289

J Grover	289

A Morgan	289

G Williams	289

The Ordinary Shares were awarded at no cost to Plan participants ('Freeshares'), to a value based on a percentage of the participant's salary on 30 June 2008 and the Company's profits for the financial year ended 30 June 2008, subject to a maximum per Plan participant of £3,000 in value per tax year. Freeshares are awarded annually and cannot normally be disposed of for a period of three years after the award date.

2. Mr G Williams, a PDMR, today acquired an interest in 77,294 ordinary shares in the form of a one-off award under the Company's Discretionary Incentive Plan ('DIP'), adopted on 9 November 1999.

There are performance conditions attached to the release of this award under the DIP, and the award will vest, subject to achievement of the performance conditions, in three equal instalments in September 2011, September 2012 and September 2013.

As a result of the above, the directors' and PDMRs' interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of Diageo group employee share trusts) are as follows:

Name of Director	No. of Ordinary Shares

N C Rose	435,712

P S Walsh	718,680

Name of PDMR

S Fletcher	151,839

J Grover	196,283

A Morgan	176,547

G Williams	243,451	*

*of which 5,812 are held in the form of ADS.

1 ADS is the equivalent of 4 Ordinary Shares.

16 September 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:04 16-Sep-08
Number	5895D17

RNS Number : 5895D
Diageo PLC
16 September 2008

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 1,025,487 ordinary shares at a price of 1013.28 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

Following the above purchase, the Company holds 249,172,303 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,514,486,668.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:30 17-Sep-08
Number	81428-023D

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 3,413 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.

Following this release, the Company holds 249,168,890 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,514,490,081.

17 September 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:02 17-Sep-08
Number	6955D17

RNS Number : 6955D
Diageo PLC
17 September 2008

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 1,790,000 ordinary shares at a price of 1012.31 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

Following the above purchase, the Company holds 250,958,890 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,512,700,081.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:07 18-Sep-08
Number	8026D17

RNS Number : 8026D
Diageo PLC
18 September 2008

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 3,100,000 ordinary shares at a price of 968.31 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

Following the above purchase, the Company holds 254,058,890 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,509,600,081.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:57 19-Sep-08
Number	81456-8946

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 2,800 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,000.84 pence per share.

Following this release, the Company holds 254,056,090 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,509,602,881.

19 September 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:15 19-Sep-08
Number	9149D17

RNS Number : 9149D
Diageo PLC
19 September 2008

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 465,459 ordinary shares at a price of 1019.85 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

Following the above purchase, the Company holds 254,521,549 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,509,137,422.
.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:13 22-Sep-08
Number	81410-5460

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 2,676 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,008.58 pence per share.

Following this release, the Company holds 254,518,873 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,509,140,098.

22 September 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:50 22-Sep-08
Number	0177E16

RNS Number : 0177E
Diageo PLC
22 September 2008

Diageo plc
22 September 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 989.58 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Publication of Prospectus
Released	12:12 23-Sep-08
Number	0804E12

RNS Number : 0804E
Diageo PLC
23 September 2008

Diageo PLC

23 September 2008

Publication of Prospectus

Diageo plc today announces that, as part of its annual renewal of its European debt issuance facilities, the following prospectus was approved by the United Kingdom Listing Authority on 22 September 2008 and is available for viewing:

Programme for the Issuance of Debt Instruments of Diageo plc, as Issuer and Guarantor, Diageo Finance plc, as Issuer and Diageo Capital B.V., as Issuer.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0804E_1-2008-9-23.pdf

For further information, please contact:

Sarah Paul	020 7927 4326	investor.relations@diageo.com
Investor Relations

James Crampton	020 7927 4613	media@diageo.com
Media Relations

The Debt Instruments covered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons (i) as part of their distribution at any time or (ii) otherwise until forty days after the completion of the distribution of the Tranche of Instruments of which such Instruments are a part, as determined and certified by the Dealer or Dealers named in the relevant prospectus, as the case may be, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meaning given to them by Regulation S.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:12 23-Sep-08
Number	1300E17

RNS Number : 1300E
Diageo PLC
23 September 2008

Diageo plc
23 September 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 360,000 ordinary shares at a price of 974.01 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:40 24-Sep-08
Number	2418E16

RNS Number : 2418E
Diageo PLC
24 September 2008

Diageo plc
24 September 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 300,000 ordinary shares at a price of 978.16 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Executive Committee Change
Released	09:30 25-Sep-08
Number	2796E09

RNS Number : 2796E
Diageo PLC
25 September 2008

DIAGEO ANNOUNCES NEW APPOINTMENTS TO EXECUTIVE COMMITTEE

Diageo, the world's leading premium drinks company, has today announced the following changes to the Diageo Executive Committee:

•	Rob Malcolm, currently President, Global Marketing, Sales & Innovation will retire from the Executive Committee and from Diageo in December 2008.

•	Ron Anderson is appointed to the Executive Committee as Chief Customer Officer and Andy Fennell as Chief Marketing Officer, reporting to Paul Walsh, CEO.

•	Six of Diageo's most senior business leaders have also been appointed to the Executive Committee. Joining the Executive Committee in their current roles and with their current reporting lines will be:

Nick Blazquez	Managing Director, Africa

David Gosnell	Managing Director, Global Supply

Randy Millian	Managing Director, Latin America & Caribbean

Ian Wright	Corporate Relations Director

Gilbert Ghostine is appointed to the Executive Committee as Managing Director, Continental Europe with expanded responsibilities that now include Iberia. Gilbert Ghostine continues to report to Andrew Morgan.

Larry Schwartz is appointed to the Executive Committee as President, Diageo USA with responsibility for the US spirits, beer and wine businesses. Larry Schwartz continues to report to Ivan Menezes.

•	Ivan Menezes is appointed Chairman, Asia Pacific in addition to his current role as President, Diageo North America.

•	These appointments will take effect from 1 October 2008

Commenting on these appointments Paul Walsh, Chief Executive Officer, said:

'The appointments I have announced today reflect the contribution which these individuals already make to Diageo's performance. Their inclusion in the Executive Committee will bring even greater focus to every aspect of the planning, orchestration and delivery of the operating performance of our business. In addition we will now have better representation of the breadth of markets across which our business operates.

'Under Rob Malcolm Diageo has established itself as a leading marketer in the world of consumer goods. I thank Rob for the significant contribution he has made to the success of Diageo's brands globally. To build on that success I want to sharpen our focus on the critical role of sales with the appointment of Ron Anderson to the new role of Chief Customer Officer. Andy Fennell is currently Marketing and Innovation Director, Europe. He has a track record of successful marketing campaigns including his work as global brand director for Smirnoff and more recently driving the success of the Guinness campaigns in Europe.

'Under the leadership of John Pollaers we have made significant progress in creating the strategic platform we need in Asia Pacific for Diageo to be the major regional force we intend it to be. In appointing Ivan Menezes as Chairman of the Asia Pacific region I want to reinforce our commitment to building on this momentum by leveraging Ivan's knowledge of the region.

'I believe these changes will create a deeper pool of leadership experiences and more flexibility at the Executive Committee. This will support the excellent execution of our goals for which I want Diageo to be renowned and it will be key to the delivery of our aspirations for the future.'

ENDS

For further information, please contact:

Stephen Doherty
020 7927 5528
07973 382 6639
Stephen.Doherty@diageo.com

Rowan Pearman
020 7927 4751
07976 275 756
Rowan.Pearman@diageo.com

Notes to Editors

Membership of the Diageo Executive Committee from 1 October 2008

Paul Walsh	Chief Executive Officer
Nick Rose	Chief Financial Officer
Ron Anderson	Chief Customer Officer
Nick Blazquez	Managing Director, Africa
Andy Fennell	Chief Marketing Officer
Stuart Fletcher	President, International
Gilbert Ghostine	Managing Director, Continental Europe
David Gosnell	Managing Director, Global Supply
Jim Grover	Director, Global Business Support
Rob Malcolm	President, Global Marketing, Sales & Innovation (until 31.12.08)
Ivan Menezes	President, Diageo North America Chairman, Asia Pacific
Randy Millian	Managing Director, Latin America & Caribbean
Andrew Morgan	President, Europe
John Pollaers	President, Asia Pacific
Tim Proctor	General Counsel
Larry Schwartz	President, Diageo USA
Gareth Williams	Human Resources Director
Ian Wright	Corporate Relations Director

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, wines, and beer categories. These brands include Johnnie Walker, Guinness, Smirnoff, J&B, Baileys, Cuervo, Tanqueray, Captain Morgan, Crown Royal, Beaulieu Vineyard and Sterling Vineyards wines.

Diageo is a global company, trading in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. Visit DRINKiQ.com, our global resource that helps combat alcohol misuse and promote responsible drinking through the sharing of best practice tools, information and initiatives.
Celebrating life, every day, everywhere.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:40 25-Sep-08
Number	3555E16

RNS Number : 3555E
Diageo PLC
25 September 2008

Diageo plc
25 September 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 300,000 ordinary shares at a price of 996.55 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:29 29-Sep-08
Number	81424-7C01

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 731 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,008.58 pence per share.

Following this release, the Company holds 254,518,142 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,507,680,829.

29 September 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	15:59 30-Sep-08
Number	81558-220D

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the 'Company') would like to notify the market of the following:

The Company's issued capital consists of 2,762,198,971 ordinary shares of 28 101/108 pence each ('Ordinary Shares') with voting rights, which includes 254,518,142 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,507,680,829 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

30 September 2008

END